              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT













                                [WORLD BANK LOGO]












                       MANAGEMENT'S DISCUSSION & ANALYSIS
                                       AND
                    CONDENSED QUARTERLY FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2002

                                   (UNAUDITED)

CONTENTS
SEPTEMBER 30, 2002



MANAGEMENT'S DISCUSSION AND ANALYSIS


FINANCIAL STATEMENT REPORTING       2

MANGEMENT REPORTING     3

CURRENT VALUE BASIS     3

EQUITY-TO-LOANS   6

RESULTS OF OPERATIONS    6

FUNDING RESOURCES     8

SUBSEQUENT EVENT   8


LBRD CONDENSED FINANCIAL STATEMENTS


BALANCE SHEET     10

STATEMENT OF INCOME        11

STATEMENT OF COMPREHENSIVE INCOME   12

STATEMENT OF CHANGES IN RETAINED EARNINGS   12

STATEMENT OF CASH FLOWS    13

NOTES TO FINANCIAL STATEMENTS       14

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS    17

MANAGEMENT'S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development's (IBRD) financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 2002 (FY
2002). IBRD undertakes no obligation to update any forward-looking statements made in such documents.

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in the United States of America and International Financial Reporting Standards (together referred to in this document as the `reported basis').

As allowed by FAS 133,(1) IBRD has marked all derivative instruments, as defined by these standards, to fair value, with changes in the fair value being recognized immediately in earnings.

Although these standards allow hedge accounting for certain qualifying hedging(2) relationships, IBRD has elected not to define any qualifying hedging relationships since the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategy that IBRD employs.

--------------------------------
1. For the purposes of this document, FAS 133 refers to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments, and International Accounting Standard No. 39, "Financial
   Instruments: Recognition and Measurement".

2. Hedging is a risk management technique of entering into offsetting commitments to eliminate or minimize the impact of adverse movements in the value or cash flow of a financial instrument.

TABLE 1:  SELECTED FINANCIAL DATA


IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------
                                                        YEAR TO DATE                       FULL YEAR
                                               ------------------------------------------------------------
                                               FY 2003              FY 2002                FY 2002
                                               ------------------------------------------------------------
CURRENT VALUE BASIS

Net Income                                           $411           $1,406                  $2,853
   of which current value adjustment                 $143             $828                    $881
Average Interest-earning Assets                  $152,983         $152,332                $153,116
Net Return on Average Interest-earning Assets        1.07%            3.66%                   1.86%
Return on Loans                                      8.05%           16.23%                   7.89%
Return on Investments                                1.87%            5.05%                   3.13%
Cost of Borrowings                                   6.48%           12.46%                   5.76%

REPORTED BASIS

Net Income                                         $3,250           $1,619                  $2,778
Operating Income                                     $265             $587                  $1,924
Average Interest-earning Assets                  $147,415         $147,321                $148,205
Net Return on Average Interest-earning Assets
   before the effects of FAS 133                     0.71%            1.58%                   1.30%
   after the effects of FAS 133                      8.75%            4.36%                   1.87%
Return on Loans                                      5.19%            6.09%                   5.60%
Return on Investments                                1.84%            4.52%                   2.87%
Cost of Borrowings
   before the effects of FAS 133                     3.54%            4.90%                   4.23%
   after the effects of FAS 133                    (7.09)%            1.40%                   3.53%

-----------------------------------------------------------------------------------------------------------


MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares current value financial statements as described in the Current Value Basis section of this document.

IBRD believes that a current value presentation better reflects the economic value of all of its financial instruments. The basis for the current value model is the present value of expected cash flows, based on an appropriate discount rate and incorporating market data. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

TABLE 1 presents selected financial data on three bases: a current value basis, a reported basis, and a pre-FAS 133 reported basis.

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in TABLE 2 present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year's Condensed Current Value Balance Sheet is presented with a reconciliation to the reported basis.

IBRD's Condensed Current Value Comprehensive Statements of Income, with a reconciliation to the reported basis for the three months ended September 30, 2002, are presented in TABLE 3.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in TABLE 4.

TABLE 2: CONDENSED CURRENT VALUE BALANCE SHEETS AT SEPTEMBER 30, 2002 AND JUNE 30, 2002

In millions of U.S. dollars
--------------------------------------------------------------------------------------------------------------
                                                   September 30, 2002                         June 30, 2002
                                  ----------------------------------------------------------------------------
                                               Reversal of       Current     Current
                                  Reported       FAS 133          Value       Value           Current Value
                                    Basis        Effects        Adjustment    Basis               Basis
                                  ----------------------------------------------------------------------------
   Cash                           $  1,546                                   $  1,546          $    1,083
   Investments                      22,571                                     22,571              26,076
   Loans Outstanding               120,447                       $ 6,306      126,753             126,454
   Less Accumulated Provision
      for Loan Losses and
      Deferred Loan Income          (5,740)                                    (5,740)             (5,514)
   Swaps Receivable
      Investments                    9,507                                      9,507                9,932
      Borrowings                    67,000       $(5,854)           5,854      67,000               66,052
      Other Asset/Liability            727            (1)               1         727                  727
   Other Assets                      7,436                           (468)      6,968                7,327
                                  ----------------------------------------------------------------------------
        Total Assets              $223,494       $(5,855)         $11,693    $229,332             $232,137
                                  ============================================================================

   Borrowings                     $105,763       $   275          $ 8,177    $114,215             $114,502
   Swaps Payable
      Investments                   10,124                                     10,124               10,819
      Borrowings                    65,716        (1,944)           1,944      65,716               66,994
      Other Asset/Liability            743              1             (1)         743                  758
   Other Liabilities                 6,254                                      6,254                6,598
                                  ----------------------------------------------------------------------------
   Total Liabilities               188,600        (1,668)          10,120     197,052              199,671
   Paid in Capital                  11,478                                     11,478               11,476
   Retained Earnings and
     Other Equity                   23,416        (4,187)           1,573      20,802               20,990
                                  ----------------------------------------------------------------------------
        Total Liabilities and
           Equity                 $223,494       $(5,855)         $11,693    $229,332             $232,137
                                  ============================================================================

--------------------------------------------------------------------------------------------------------------

TABLE 3: CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME FOR THE
         THREE MONTHS ENDED SEPTEMBER 30



IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------------------------------
                                                       2002                                       2001
                                 --------------------------------------------------------  ------------------
                                                                                              YEAR TO DATE
                                 YEAR TO DATE     ADJUSTMENTS         YEAR TO DATE           CURRENT VALUE
                                   REPORTED       TO CURRENT         CURRENT VALUE           COMPREHENSIVE
                                     BASIS          VALUE         COMPREHENSIVE BASIS            BASIS
                                 ---------------  -----------  --------------------------  ------------------
Income from Loans                        $1,613                              $1,613                $1,892
Income from Investments, net                112       $    3                    115                   265
Other Income                                 38                                  38                    58
                                 ---------------  -----------  --------------------------  ------------------
   Total Income                           1,763            3                  1,766                 2,215
                                 ---------------  -----------  --------------------------  ------------------

Borrowing Expenses                        1,008                               1,008                 1,438
Administrative Expenses                     238                                 238                   214
Provision for Loan Losses                   249         (249)                     -                     -
Other Expenses                                3                                   3                     2
                                 ----------------  ----------  --------------------------  ------------------
   Total Expenses                         1,498         (249)                 1,249                 1,654
                                 ----------------  ----------  --------------------------  ------------------
Operating Income                            265          252                    517                   561
Current Value Adjustments                                143                    143                   828
Provision for Loan Losses-                              (249)                  (249)                   17
   Current Value
Effects of Applying FAS 133               2,985       (2,985)                     -                     -
                                 ----------------  ----------  --------------------------  ------------------
Net Income                               $3,250     $ (2,839)                 $  411               $1,406
                                 ================  ==========  ==========================  ==================
-------------------------------------------------------------------------------------------------------------



TABLE 4: SUMMARY OF CURRENT VALUE ADJUSTMENTS


IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------------------------------------
                                                                                     TOTAL INCOME STATEMENT EFFECT
                      BALANCE SHEET EFFECTS AS OF SEPTEMBER 30, 2002                         YEAR TO DATE
                      ----------------------------------------------                 ------------------------------
                                                  OTHER ASSET/        LESS PRIOR
                       LOANS     BORROWINGS       LIABILITY          YEARS EFFECTS       FY2003            FY2002
                      --------  -------------   ----------------    ---------------  --------------    ------------
Total Current Value
   Adjustments on
   Balance Sheet        $6,306      $(4,735)                $2             $(1,368)           $205           $632
Unrealized (Losses)
Gains on
Investments(a)                                                                                  (3)             9

Currency Translation
   Adjustment(b)                                                                               (59)           187
                                                                                         ----------      ----------
Total Current Value
   Adjustments                                                                                $143           $828
                                                                                         ==========      ==========

-------------------------------------------------------------------------------------------------------------------



a. UNREALIZED (LOSSES) GAINS ON THE INVESTMENT PORTFOLIO HAVE BEEN MOVED FROM OPERATING INCOME UNDER THE REPORTED BASIS AND INCLUDED AS PART OF CURRENT VALUE ADJUSTMENTS FOR CURRENT VALUE REPORTING.
b. THE CURRENCY TRANSLATION EFFECTS HAVE BEEN MOVED FROM OTHER COMPREHENSIVE INCOME UNDER THE REPORTED BASIS AND INCLUDED IN COMPREHENSIVE CURRENT VALUE NET INCOME FOR PURPOSES OF CURRENT VALUE REPORTING.

CONDENSED CURRENT VALUE BALANCE SHEETS

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD. The current value amount of loans incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the applicable market yield curves for IBRD's funding cost, plus IBRD's lending spread, adjusted for interest waivers.

The current value also includes IBRD's assessment of the appropriate credit risk, considering various factors including its history of payment receipts from borrowers. To recognize the risk inherent in the portfolio, IBRD adjusts the value of its loans through its loan loss provision.

The $6,306 million ($4,865 million-June 30, 2002) positive adjustment to IBRD's loan balance from the reported basis to the current value basis reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the present discount rate. The present discount rate represents the rate at which IBRD would currently originate a similar loan.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair values. Fair value is based on market quotations; instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

During the three months ended September 30, 2002, the investment portfolio decreased, due primarily to the reduction in the prudential minimum liquidity level. The prudential minimum level of liquidity is dependent on approved loan disbursements and debt service repayments projected for the fiscal year. The decrease in the prudential minimum liquidity level therefore reflects the decrease in projected disbursements and debt service repayments for FY 2003.

BORROWINGS PORTFOLIO

The current value of the borrowings portfolio, including related financial derivatives, is calculated based on market data using market-based methodologies. The current value of IBRD's instruments in this portfolio is predominantly based on discounted cash flow techniques. The $4,735 million ($3,499 million-June 30, 2002) increase in the borrowings portfolio due to current value adjustments results from the fact that the average cost of the borrowings portfolio is higher than the rate at which IBRD could currently obtain funding.

CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME

CURRENT VALUE ADJUSTMENTS

The net current value adjustment of $143 million for the three months ended September 30, 2002 ($828 million- September 30, 2001) as shown in TABLE 4 represents the year-to-date change in the current value of all of IBRD's financial instruments. The current value adjustment reflects changes in both interest rates and currency exchange rates.

During the first three months of FY 2003, the net increase in the current value adjustments on the balance sheet due to interest rate changes was $205 million, as shown in TABLE 4. Changes in interest rates affect the current value adjustment in several ways. Whereas the downward shift in market reference interest rates increases the mark to current value, decreases in the average yield of net assets decrease the mark to current value. On average, the drop in market reference interest rates was lower during the first quarter in FY 2003 compared to the same period in FY 2002. As a result, the net current value adjustment due to changes in interest rates was $427 million lower in FY 2003 than in FY 2002.

The current value adjustment is also affected by changes in exchange rates. During the first three months of FY 2003, both the Japanese yen and the Euro depreciated against the U.S. dollar thereby reducing the value of net assets by $59 million. In contrast, both of these currencies strengthened against the U.S. dollar in FY 2002, resulting in a $187 million gain in FY 2002.

FIGURE 1: U.S. DOLLAR INTEREST RATES



       [GRAPHIC CHART]                    [GRAPHIC CHART]

TABLE 5:  EQUITY-TO-LOANS



IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------
                                                   SEPTEMBER 30, 2002     JUNE 30, 2002    SEPTEMBER 30, 2001
                                                   ------------------     -------------    -------------------
CURRENT VALUE BASIS

Equity Used in Equity-to-Loans Ratio                         $28,371            $28,269(a)            $26,694

Loans and Guarantees Outstanding, net of                    $122,409           $122,363              $124,669
   Accumulated Provision for Loan Losses and
   Deferred Loan Income

Equity-to-Loans                                                23.18%             23.10%                21.41%

REPORTED BASIS

Equity-to-Loans(b)                                             23.08%             22.90%                21.29%


--------------------------------------------------------------------------------------------------------------

a. THE JUNE 30, 2002 EQUITY INCLUDES AN AMOUNT REPRESENTING THE TRANSFERS OF FY 2002 NET INCOME TO GENERAL RESERVE APPROVED BY THE EXECUTIVE DIRECTORS ON AUGUST 8, 2002.
b.  EXCLUDES THE EFFECTS OF FAS 133.




EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. IBRD also uses a stress test as a measure of income generating capacity and capital adequacy. TABLE 5 presents this ratio computed on the current value basis, as well as on the reported basis, before the effects of FAS 133.

IBRD's equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from exchange rate movements.

As presented in TABLE 5, IBRD's equity-to-loans ratio was higher at September 30, 2002 than at September 30, 2001 due, in part, to the transfer of FY 2002 net income to General Reserve. For the period from June 30, 2002 to September 30, 2002, IBRD maintained a relatively stable equity-to- loans ratio on a current value basis.

RESULTS OF OPERATIONS

To a large extent, the change in IBRD's net income was affected by changes in the credit quality of the loan portfolio and the interest rate environment.

INTEREST RATE ENVIRONMENT

During the first three months of FY 2003, interest rates for most currencies (predominantly U.S. dollar interest rates) were significantly lower than those in FY 2002. In addition, while interest rates declined slightly during the first three months of FY 2003, there was a steeper decline in interest rates during the same period in FY 2002. This was due, in part, to the events of September 11, 2001. FIGURE 2 illustrates these general trends for short-term (six-month LIBOR) U.S. dollar rates.

FIGURE 2: SIX-MONTH LIBOR INTEREST RATES-U.S. DOLLAR




                 [GRAPHIC CHART]

OPERATING INCOME

IBRD's operating income is broadly comprised of a spread on interest-earning assets, plus the contribution of equity, less provisions for loan losses and administrative expenses. TABLE 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the three months ended September 30, 2002, operating income on a reported basis was $265 million, compared to $587 million for the same period in FY 2002. The majority of this change was due to the following:

- An $18 million decrease in total loan interest income, net of funding costs due primarily to a reduction in interest rates from FY 2002 to FY 2003.

- A $51 million increase in other loan income due primarily to payments received on the arrears clearance of the Democratic Republic of Congo and Syrian Arab Republic in July 2002. (See Notes to Financial Statements-Note
     B).

- A $266 million increase in loan loss provision due primarily to a net deterioration in the credit quality of the accrual portfolio. Although loans to Seychelles were placed in nonaccrual status during the first quarter of FY 2003, this had little impact on the loan loss provision because its loans outstanding were very small. In contrast, during the first quarter of FY 2002, there was a reduction in the accumulated provision for loan losses primarily because loans to one country were restored to accrual status.

- A $45 million decrease in investment income net of funding costs due primarily to mark-to-market losses on investments being recognized in FY 2003. In contrast, IBRD recorded gains on its investments in FY 2002. Borrowings funding the liquidity portfolio are not marked to market.

- A $44 million increase in net non-interest expense due primarily to a $17 million increase in administrative expenses and a $28 million decrease in pension income. The decrease in pension income was primarily due to changes in the underlying actuarial assumptions related to the calculation of pension expense, and a decrease in the value of the pension assets during FY 2002. Total administrative expenses increased due primarily to higher contributions for special programs.

FAS 133 ADJUSTMENTS

As discussed earlier, IBRD has marked all derivative instruments, as defined by FAS 133, to market. IBRD generally uses derivatives to modify fixed U.S. dollar and non-U.S. dollar borrowings to variable U.S. dollar borrowings. IBRD borrows in currencies that are not needed for lending, to take advantage of arbitrage opportunities, and then immediately swaps the borrowings into the required currencies. During the first three months of FY 2003, the effects of applying FAS 133 were $2,985 million compared to $1,032 million for the same period in FY 2002. This increase in the effects of applying FAS 133 was due primarily to a significant decline in interest rates for certain currencies in the first three months of FY 2003, as compared to the same period in FY 2002.

TABLE 6: NET INCOME - REPORTED BASIS


IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------------------------------------
                                                                          FY 2003         FY 2002
                                                                        YEAR TO DATE    YEAR TO DATE
                                                                        -------------   ------------

Loan Interest Income, Net of Funding Costs
  Debt Funded                                                                 $246           $ 214
  Equity Funded                                                                400             450
                                                                          --------         -------
   Total Loan Interest Income, Net of Funding Costs                            646             664
Other Loan Income                                                               73              22
Loan Loss Provision                                                           (249)             17
Investment Income, Net of Funding Costs                                         (3)             42
Net Non-interest Expenses                                                     (202)           (158)
                                                                          --------         -------
OPERATING INCOME                                                               265             587
Effects of Applying FAS 133                                                  2,985           1,032
                                                                          --------         -------
NET INCOME                                                                  $3,250          $1,619
                                                                          ========         =======

----------------------------------------------------------------------------------------------------

FUNDING RESOURCES

EQUITY

On August 8, 2002, the Executive Directors allocated out of the reported net income earned during FY 2002, $1,291 million to General Reserves, $93 million to the Pension Reserve, and $854 million to Cumulative FAS 133 Adjustments.

On September 29, 2002, the Board of Governors allocated $300 million as an immediate transfer to the International Development Association (IDA) and $240 million as an immediate transfer to the Heavily Indebted Poor Countries Debt Initiative Trust Fund. As of September 30, 2002, these amounts had been paid.

SUBSEQUENT EVENT

On October 15, 2002, IBRD's rolling guarantee of a series of six zero coupon bonds issued by a member country was called. IBRD subsequently made payment of $250 million against this guarantee for the fourth issue of the series. See Notes to Financial Statements--Note B.

BALANCE SHEET

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                              SEPTEMBER 30, 2002  JUNE 30, 2002
                                                                                  (UNAUDITED)
                                                                              ------------------  --------------
ASSETS
 Due from banks                                                                       $  1,546          $  1,083
 Investments--Trading                                                                   22,442            24,256
 Securities purchased under resale agreements                                              129             1,820
 Nonnegotiable, noninterest-bearing demand obligations on account of                     1,616             1,632
    subscribed capital
 Receivable from currency and interest rate swaps
    Investments                                                                          9,507             9,932
    Borrowings (including $5,854 million due to FAS 133--September 30, 2002;            67,000            66,052
       $2,821 million--June 30, 2002)
    Other Asset/Liability (including $1 million due to FAS 133--September 30,              727               727
       2002; $1 million--June 30, 2002)
 Loans outstanding--Note B
    Total loans                                                                        155,464           157,942
    Less undisbursed balance                                                            35,017            36,353
                                                                                      --------          --------
       Loans outstanding                                                               120,447           121,589
    Less:
       Accumulated provision for loan losses                                             4,306             4,078
       Deferred loan income                                                              1,434             1,436
                                                                                      --------          --------
         Net loans outstanding                                                         114,707           116,075
 Other assets                                                                            5,820             6,168
                                                                                      --------          --------
       TOTAL ASSETS                                                                   $223,494          $227,745
                                                                                      ========          ========

LIABILITIES
 Borrowings
    Short-term                                                                        $  2,153          $  4,918
    Medium- and long-term (including $(275) million due to FAS 133--September          103,610           105,345
       30, 2002; $354 million--June 30, 2002)
 Payable for currency and interest rate swaps
    Investments                                                                         10,124            10,819
    Borrowings (including $1,944 million due to FAS 133--September 30, 2002;            65,716            66,994
       $1,254 million--June 30, 2002)
    Other Asset/Liability (including $(1) million due to FAS 133--September 30,            743               758
       2002; $(1) million--June 30, 2002)
 Payable for Board of Governors-approved transfers--Note C                               1,422             1,437
 Other liabilities                                                                       4,832             5,161
                                                                                      --------          --------
       TOTAL LIABILITIES                                                               188,600           195,432
                                                                                      --------          --------

EQUITY
 Capital stock--Authorized (1,581,724 shares--September 30, 2002 and
       June 30, 2002)
    Subscribed (1,571,412 shares--September 30, 2002; 1,570,895 shares
       June 30, 2002)                                                                  189,567           189,505

    Less uncalled portion of subscriptions                                             178,089           178,029
                                                                                      --------          --------
                                                                                        11,478            11,476
 Amounts to maintain value of currency holdings of paid-in capital stock                  (700)             (641)
 Retained earnings (see Statement of Changes in Retained Earnings; Note C)              24,937            22,227
 Accumulated other comprehensive loss--Note E                                             (821)             (749)
                                                                                      --------          --------
      TOTAL EQUITY                                                                      34,894            32,313
                                                                                      --------          --------
 TOTAL LIABILITIES AND EQUITY                                                         $223,494          $227,745
                                                                                      ========          ========

                     THE NOTES TO FINANCIAL STATEMENTS ARE AN
                       INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                      THREE MONTHS ENDED
                                                                                         SEPTEMBER 30
                                                                                         (UNAUDITED)
                                                                                     --------------------
                                                                                        2002        2001
                                                                                     ---------   --------

INCOME

   Loans--Note B                                                                       $1,613      $1,892
   Investments--Trading                                                                   107         271
   Securities purchased under resale agreements                                             5           5
   Income from Staff Retirement Plan--Note D                                               --          21
   Other                                                                                   38          37
                                                                                       ------      ------
        Total income                                                                    1,763       2,226
                                                                                       ------      ------

EXPENSES
   Borrowings                                                                           1,008       1,438
   Securities sold under repurchase agreements, securities lent under                      --           2
      securities lending agreements, and payable for cash collateral received
   Administrative--Note D                                                                 195         186
   Contributions to special programs                                                       43          28
   Provision for loan losses--Note B                                                      249         (17)
   Other                                                                                    3           2
                                                                                       ------      ------
        Total expenses                                                                  1,498       1,639
                                                                                       ------      ------
OPERATING INCOME                                                                          265         587
Effects of applying FAS 133                                                             2,985       1,032
                                                                                       ------      ------
NET INCOME                                                                             $3,250      $1,619
                                                                                       ======      ======

                     THE NOTES TO FINANCIAL STATEMENTS ARE AN
                       INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF COMPREHENSIVE INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                       THREE MONTHS ENDED
                                                                                          SEPTEMBER 30
                                                                                          (UNAUDITED)
                                                                                    ------------------------
                                                                                        2002         2001
                                                                                    -----------   ----------
Net income                                                                              $3,250         $1,619
Other comprehensive income--Note E
   Reclassification of FAS 133 transition adjustment to net income                        (37)           (45)
   Currency translation adjustments                                                       (35)            194
                                                                                    -----------   -----------
Total other comprehensive (loss) income                                                   (72)            149
                                                                                    -----------   -----------

Comprehensive income                                                                    $3,178         $1,768
                                                                                    ===========   ===========

STATEMENT OF CHANGES IN RETAINED EARNINGS

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                       THREE MONTHS ENDED
                                                                                          SEPTEMBER 30
                                                                                          (UNAUDITED)
                                                                                    ------------------------
                                                                                       2002          2001
                                                                                    -----------   ----------
Retained earnings at beginning of the fiscal year                                      $22,227       $19,851
   Board of Governors-approved transfers-Note C                                           (540)           --
   Net income for the period                                                             3,250         1,619
                                                                                    -----------   -----------
Retained earnings at end of the period                                                 $24,937       $21,470
                                                                                    ===========   ===========


                     THE NOTES TO FINANCIAL STATEMENTS ARE AN
                       INTEGRAL PART OF THESE STATEMENTS.

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                       THREE MONTHS ENDED
                                                                                          SEPTEMBER 30
                                                                                           (UNAUDITED)
                                                                                    ------------------------
                                                                                        2002         2001
                                                                                    -----------   ----------
Cash flows from lending activities
   Loans
      Disbursements                                                           $     (3,337)        $   (4,096)
      Principal repayments and prepayments                                            4,047              2,809
      Loan origination fees received                                                      2                  1
                                                                                 -----------       -----------
           Net cash provided by (used in) lending activities                            712            (1,286)
                                                                                 -----------       -----------
Cash flows used for payments for Board of Governors-approved transfers                (550)               (14)
Cash flows from financing activities
   Medium- and long-term borrowings
      New issues                                                                      4,439              6,624
      Retirements                                                                   (4,930)            (2,145)
   Net short-term borrowings                                                        (2,773)              (989)
   Net currency and interest rate swaps--borrowings                                   (297)              (387)
   Net capital stock transactions                                                         9                  8
                                                                                 -----------       -----------
           Net cash (used in) provided by financing activities                      (3,552)              3,111
                                                                                 -----------       -----------
Cash flows from operating activities
   Net income                                                                         3,250              1,619
   Adjustments to reconcile net income to net cash provided by operating activities
      Effects of applying FAS 133                                                   (2,985)            (1,032)
      Depreciation and amortization                                                     139                199
      Income from Staff Retirement Plan                                                   -               (21)
      Provision for loan losses                                                         249               (17)
      Net changes in other assets and liabilities                                     (205)              (154)
                                                                                 -----------       -----------
           Net cash provided by operating activities                                    448                594
                                                                                 -----------       -----------
Effect of exchange rate changes on unrestricted cash and liquid investments            (20)                 34
                                                                                 -----------       -----------
Net (decrease) increase in unrestricted cash and liquid investments                 (2,962)              2,439
Unrestricted cash and liquid investments at beginning of the fiscal year             25,056             24,407
                                                                                 -----------       -----------
Unrestricted cash and liquid investments at end of the period                 $      22,094        $    26,846
                                                                                 ==========        ===========
Composed of
   Investments--Trading                                                       $      22,442        $    27,460
   Other                                                                              (348)              (614)
                                                                                 -----------       -----------
                                                                              $      22,094        $    26,846
                                                                                 ==========        ===========
Supplemental disclosure
   Increase (decrease) in ending balances resulting from exchange rate fluctuations
      Loans outstanding                                                       $       (467)        $     1,627
      Borrowings                                                                      (741)              2,370
      Currency and interest rate swaps--Borrowings                                      414            (1,220)
   Capitalized loan front-end fees included in loans outstanding                         35                 41

                     THE NOTES TO FINANCIAL STATEMENTS ARE AN
                       INTEGRAL PART OF THESE STATEMENTS.

THE NOTES TO FINANCIAL STATEMENT

NOTE A-  FINANCIAL INFORMATION

The unaudited condensed financial statements should be read in conjunction with the June 30, 2002 financial statements and the notes included therein. In the opinion of management, the condensed interim financial statements reflect all adjustments necessary for a fair presentation of the International Bank for Reconstruction and Development's (IBRD) financial position and results of operations in accordance with generally accepted accounting principles in the United States of America and International Financial Reporting Standards. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period's information have been made to conform to the current period's presentation.

On July 23, 2002, Timor-Leste (formerly East Timor) became a member of IBRD. On that date, Timor-Leste subscribed for 517 shares with a par value of $62.4 million, of which $1.9 million was paid in and $60.5 million was subject to call.

NOTE B-  LOANS AND GUARANTEES

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

For fiscal year 2003, IBRD continues to offer waivers of a portion of interest owed by all eligible borrowers. For the three months ended September 30, 2002 and September 30, 2001, the effect of this waiver was to reduce Net Income by $22 million and $37 million, respectively. In addition, IBRD continues to offer a commitment charge waiver on all eligible undisbursed balances on loans to all borrowers. For the three months ended September 30, 2002 and September 30, 2001, the effect of this waiver was to reduce Net Income by $40 million and $39 million, respectively.

OVERDUE AMOUNTS

At September 30, 2002, no loans payable to IBRD, other than those referred to in the following paragraph, were overdue by more than three months.

At September 30, 2002, loans made to or guaranteed by certain member countries with an aggregate principal balance outstanding of $2,627 million ($2,755 million-June 30, 2002), of which principal of $266 million ($336 million- June 30, 2002) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $265 million ($313 million-June 30, 2002). If these loans had not been in nonaccrual status, income from loans for the three months ended September 30, 2002 would have been higher by $5 million ($11 million-September 30, 2001). A summary of countries with loans in nonaccrual status follows:


IN MILLIONS
---------------------------------------------------------------------------------------------
                                                    SEPTEMBER 30, 2002
                                   ----------------------------------------------------------
BORROWER                             PRINCIPAL         PRINCIPAL, INTEREST     NONACCRUAL
                                    OUTSTANDING        AND CHARGES OVERDUE       SINCE
---------------------------------------------------------------------------------------------
WITH OVERDUES
   Iraq                               $     40              $      75        DECEMBER 1990
   Liberia                                 132                    316        JUNE 1987
   Seychelles                                2                      1        AUGUST 2002
   Zimbabwe                                412                    139        OCTOBER 2000
                                      --------              ---------
   TOTAL                                   586                    531
                                      --------              ---------
WITHOUT OVERDUES
   Yugoslavia, Federal Republic of       2,041                      -        SEPTEMBER 1992
                                      --------              ---------
Total                                 $  2,627              $     531
                                      ========              =========
---------------------------------------------------------------------------------------------

On July 1, 2002, Syria cleared all of its overdue interest and charges with IBRD and the International Development Association (IDA), and all IBRD loans to, or guaranteed by Syria, were restored to accrual status. As a result, income from loans for the three months ended September 30, 2002 increased by $6 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

On July 3, 2002, the Democratic Republic of Congo cleared all of its overdue service payments to IBRD and IDA, and all IBRD loans to, or guaranteed by, the Democratic Republic of Congo were restored to accrual status. This arrears clearance of $131 million was accomplished using bridge financing provided by an international financial institution. On the same day, IDA disbursed a development credit to the Democratic Republic of Congo in support of economic reform and poverty reduction programs. Part of the proceeds of this credit was used to repay the bridge financing. The development credit was funded by IDA resources other than transfers from IBRD. As a result of this event, income from loans for the three months ended September 30, 2002 increased by $51 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

On August 15, 2002, loans made to or guaranteed by Seychelles were placed into nonaccrual status.

During the three months ended September 30, 2001, the Republic of Congo cleared all of its overdue service payments to IBRD and IDA, and all IBRD loans to or guaranteed by the Republic of Congo, were restored to accrual status. As a result, income from loans for the three months ended September 30, 2001 increased by $13 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

The average recorded investment in nonaccruing loans during the three months ended September 30, 2002 was $2,663 million ($2,844 million-September 30, 2001).

ACCUMULATED PROVISION FOR LOAN LOSSES

Changes to the Accumulated Provision for Loan Losses for the three months ended September 30, 2002 and for the fiscal year ended June 30, 2002 are summarized below:

IN MILLIONS
------------------------------------------------------
                            SEPTEMBER 30,     JUNE 30,
                               2002            2002
                              ------         --------
BALANCE, BEGINNING OF THE     $4,078         $  3,959
   FISCAL YEAR

PROVISION FOR LOAN LOSSES        249              (15)

TRANSLATION ADJUSTMENT           (21)             134
                              ------         --------
BALANCE, END OF THE PERIOD    $4,306         $  4,078
                              ======         ========
------------------------------------------------------

Of the Accumulated Provision for Loan Losses of $4,306 million ($4,078 million--June 30, 2002), $647 million is attributable to the nonaccruing loan portfolio at September 30, 2002 ($655 million--June 30, 2002).

GUARANTEES

Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred, and called when a guaranteed party demands payment under the guarantee. Guarantees of loan principal and interest of $1,515 million at September 30, 2002 ($1,584 million--June 30, 2002) were not included in reported loan balances. These amounts represent the maximum potential risk if the principal or interest payments guaranteed for these entities are not made. At September 30, 2002, $458 million of these guarantees were subject to call ($473 million--June 30, 2002). As of September 30, 2002, no guarantees provided by IBRD have been called.

On October 15, 2002, IBRD's rolling guarantee of a series of six zero coupon bonds issued by a member country was called. IBRD subsequently made payment of $250 million against this guarantee for the fourth issue of the series. Pursuant to the terms of the reimbursement agreement between IBRD and the member country, IBRD directed the member country to reimburse IBRD in four equal semi-annual installments, commencing October 15, 2005, and to pay interest on the outstanding amount at LIBOR plus 400 basis points. Under the guarantee agreement, if the member country repays IBRD in full before December 15, 2002, the guarantee on the next bond will be reinstated.

FIFTH DIMENSION PROGRAM

Under the Fifth Dimension Program established by IDA in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA development credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. At September 30, 2002, IDA had approved development credits of $1,706 million ($1,706 million--June 30, 2002) under this program from its inception, of which $1,691 million ($1,690 million--June 30, 2002) had been disbursed to the eligible countries.

SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment. For the three months ended September 30, 2002, loans to each of two countries generated in excess of ten percent of loan income. Loan income from these two countries was $206 million and $171 million, respectively.

NOTE C --  RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

Retained Earnings was comprised of the following elements at September 30, 2002 and June 30, 2002:


IN MILLIONS
------------------------------------------------------
                         SEPTEMBER 30,      JUNE 30,
                             2002            2002
                        --------------   -------------
SPECIAL RESERVE         $          293   $         293
GENERAL RESERVE                 19,132          17,841
PENSION RESERVE                    963             870
SURPLUS                            100             100
CUMULATIVE FAS 133               1,199             345
   ADJUSTMENTS
UNALLOCATED NET                  3,250           2,778
   INCOME               --------------   -------------
TOTAL                   $       24,937   $      22,227

On August 8, 2002, the Executive Directors allocated $1,291 million of the net income earned in the fiscal year ended June 30, 2002 to the General Reserve and $93 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan (SRP) and its accounting income for the fiscal year 2002. In addition, the Executive Directors allocated $854 million of fiscal year 2002 net income to Cumulative FAS 133 Adjustments.

On September 29, 2002, the Board of Governors approved the following transfers out of fiscal year 2002 unallocated Net Income: $300 million as an immediate transfer to IDA and $240 million as an immediate transfer to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund.


NOTE D --  ADMINISTRATIVE EXPENSES

During the three months ended September 30, 2002, IBRD recorded pension expense of $7 million. This has been included in Administrative Expenses on the statement of income. During the three months ended September 30, 2001, IBRD recorded pension income of $21 million which was included in Income from Staff Retirement Plan on the statement of income. The change from pension income to pension expense is primarily due to the change in the actuarial assumptions underlying the calculation of IBRD's pension expense during fiscal year 2002, as well as the change in the fair value of the Staff Retirement Plan assets.


NOTE E -- COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income. The following tables present the changes in Accumulated Other Comprehensive Loss balances for the three months ended September 30, 2002 and September 30, 2001:


IN MILLIONS
------------------------------------------------------------------------------------------------------
                                                      THREE MONTHS ENDED SEPTEMBER 30, 2002
                                          ------------------------------------------------------------
                                                      CUMULATIVE                            TOTAL
                                                       EFFECT OF                         ACCUMULATED
                                          CUMULATIVE   CHANGE IN                            OTHER
                                          TRANSLATION  ACCOUNTING                        COMPREHENSIVE
                                          ADJUSTMENT   PRINCIPLE    RECLASSIFICATION(a)      LOSS
                                          -----------  -----------    ------------       -------------
BALANCE, BEGINNING OF THE FISCAL YEAR     $    (952)   $       500    $      (297)       $        (749)
CHANGES FROM PERIOD ACTIVITY                    (35)             -            (37)                 (72)
                                          -----------  -----------    ------------       -------------
BALANCE, END OF THE PERIOD                $    (987)   $       500    $      (334)       $        (821)
                                          ===========  ===========    ============       =============


IN MILLIONS
------------------------------------------------------------------------------------------------------
                                                    THREE MONTHS ENDED SEPTEMBER 30, 2001
                                          ------------------------------------------------------------
                                                        CUMULATIVE                         TOTAL
                                                         EFFECT OF                      ACCUMULATED
                                          CUMULATIVE     CHANGE IN                         OTHER
                                          TRANSLATION    ACCOUNTING                     COMPREHENSIVE
                                          ADJUSTMENT     PRINCIPLE  RECLASSIFICATION(a)    LOSS
                                          -----------   -----------   ------------      -------------
BALANCE, BEGINNING OF THE FISCAL YEAR     $    (1,176)  $       500   $     (169)       $        (845)
CHANGES FROM PERIOD ACTIVITY                       194            -          (45)                 149
                                          -----------   -----------   ------------      -------------
BALANCE, END OF THE PERIOD                $      (982)  $       500   $     (214)       $        (696)
                                          ===========   ===========   ============      =============
-------------------------------------------------------------------------------------------------

a.  RECLASSIFICATION OF FAS 133 TRANSITION ADJUSTMENT TO NET INCOME.

         [LETTERHEAD OF DELOITTE TOUCHE TOHMATSU (INTERNATIONAL FIRM)]




INDEPENDENT ACCOUNTANTS' REVIEW REPORT

President and Board of Governors
    International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of September 30, 2002, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month period ended September 30, 2002 and 2001. These financial statements are the responsibility of IBRD's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of each is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Financial Reporting Standards.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2002, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 8, 2002, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2002 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.


/s/ Deloitte Touche Tohmatsu (International Firm)

November 11, 2002

                   INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                  DEVELOPMENT
                  TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)


                       SEC REPORT - CHANGES IN BORROWINGS
             BORROWINGS (MLT) JULY 01, 2002 THRU SEPTEMBER 30, 2002


BORROWING TYPE             DESCRIPTION  TRADE ID  CURRENCY EXTERNAL ID         CURRENCY  US$ EQUIVALENT   SETTLEMENT    MATURITY
                                                                                AMOUNT                      DATE          DATE
------------------------------------------------------------------------------------------------------------------------------------
NEW BORROWINGS

GLDDP

GOLD

BOND/SELL XAU/IBRD/CB/0707XAUSTR01      0000005850  XAU                          64,000      20,304,000   22-Jul-2002    20-Jul-2007

BOND/SELL XAU/IBRD/CB/0704XAUSTR        0000005856  XAU    PHYSICAL             160,134      51,138,773   23-Jul-2002    23-Jul-2004

BOND/SELL XAU/IBRD/CB/0704XAUSTR01      0000005858  XAU    PHYSICAL             160,048      49,926,963   26-Jul-2002    26-Jul-2004

BOND/SELL XAU/IBRD/CB/0704XAUSTR02      0000005862  XAU    PHYSICAL             160,036      48,434,794   31-Jul-2002    30-Jul-2004

BOND/SELL XAU/IBRD/CB/0807XAU01.31      0000005886  XAU                         160,000      50,040,000   12-Aug-2002    10-Aug-2007

BOND/SELL XAU/IBRD/CB/0907XAU01.31      0000005953  XAU                         128,000      41,132,801   24-Sep-2002    24-Sep-2007
                                                                                            -----------
TOTAL BY CURRENCY                                                                           260,977,331
                                                                                            -----------

                                                                                            -----------
TOTAL                                                                                       260,977,331
                                                                                            -----------

MTBOC

AUSTRALIAN DOLLAR

BOND/SELL AUD/IBRD/GDIF/0705AUD05.07    0000005824  AUD                      50,000,000      27,125,000   25-Jul-2002    22-Jul-2005

BOND/SELL AUD/IBRD/GDIF/0706AUD05.40    0000005838  AUD                     100,000,000      54,250,000   25-Jul-2002    25-Jul-2006

BOND/SELL AUD/IBRD/GDIF/0207AUD05.20    0000005851  AUD                     500,000,000     272,775,000   20-Aug-2002    20-Feb-2007

BOND/SELL AUD/IBRD/GDIF/0804AUD04.37    0000005885  AUD                     100,000,000      55,315,000   29-Aug-2002    25-Aug-2004

BOND/SELL AUD/IBRD/GDIF/0912AUD00.50    0000005892  AUD                   1,200,000,000     655,980,000   11-Sep-2002    11-Sep-2012

BOND/SELL AUD/IBRD/GDIF/0904AUD04.30    0000005907  AUD                      20,000,000      10,993,000   12-Sep-2002    13-Sep-2004

BOND/SELL AUD/IBRD/GDIF/0907AUD04.87    0000005925  AUD                     101,000,000      55,393,450   18-Sep-2002    18-Sep-2007

BOND/SELL AUD/IBRD/GDIF/0909AUD00.50    0000005927  AUD                      30,000,000      16,453,500   18-Sep-2002    24-Sep-2009

BOND/SELL AUD/IBRD/GDIF/0905AUD04.56    0000005931  AUD                      90,000,000      49,288,500   19-Sep-2002    15-Sep-2005

BOND/SELL AUD/IBRD/GDIF/0904AUD04.40    0000005937  AUD                      38,000,000      20,774,600   24-Sep-2002    24-Sep-2004

BOND/SELL AUD/IBRD/GDIF/0305AUD04.36    0000005932  AUD                      20,000,000      10,836,000   26-Sep-2002    30-Mar-2005

                                                                                          -------------
TOTAL BY CURRENCY                                                                         1,229,184,050
                                                                                          -------------


EURO CURRENCY

BOND/SELL EUR/IBRD/GDIF/0705EUR03.53    0000005813  EUR                      15,000,000      14,966,250   17-Jul-2002    19-Jul-2005

BOND/SELL EUR/IBRD/GDIF/0705EUR03.45    0000005818  EUR                      25,500,000      25,646,625   22-Jul-2002    22-Jul-2005

BOND/SELL EUR/IBRD/GDIF/0706EUR03.86    0000005840  EUR                      25,000,000      24,760,000   25-Jul-2002    25-Jul-2006

BOND/SELL EUR/IBRD/GDIF/0805EUR03.27    0000005869  EUR                      10,000,000       9,688,500   27-Aug-2002    25-Aug-2005

BOND/SELL EUR/IBRD/GDIF/0806EUR03.35    0000005893  EUR                      10,000,000       9,704,500   28-Aug-2002    25-Aug-2006

BOND/SELL EUR/IBRD/GDIF/0908EURSTR      0000005890  EUR                     100,000,000      98,200,000   04-Sep-2002    04-Sep-2008

BOND/SELL EUR/IBRD/GDIF/0905EURSTR      0000005902  EUR                      16,265,000      16,142,199   06-Sep-2002    06-Sep-2005

BOND/SELL EUR/IBRD/GDIF/0907EUR03.43    0000005926  EUR                      10,000,000       9,680,500   18-Sep-2002    18-Sep-2007

BOND/SELL EUR/IBRD/GDIF/0907EUR3.53     0000005900  EUR                     100,000,000      96,900,000   19-Sep-2002    19-Sep-2007

                                                                                          -------------
TOTAL BY CURRENCY                                                                           305,688,574
                                                                                          -------------

JAPANESE YEN

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR      0000005794  JPY                   1,000,000,000       8,340,631   01-Jul-2002    15-Mar-2033

BOND/SELL JPY/IBRD/MLT/0332JPYSTR71     0000005790  JPY                   1,100,000,000       9,150,272   05-Jul-2002    25-Mar-2032

BOND/SELL JPY/IBRD/GDIF/0732JPYSTR      0000005793  JPY                   1,000,000,000       8,324,315   08-Jul-2002    08-Jul-2032

BOND/SELL JPY/IBRD/GDIF/0727JPYSTR      0000005800  JPY                   1,000,000,000       8,495,816   12-Jul-2002    12-Jul-2027

BOND/SELL JPY/IBRD/GDIF/0722JPYSTR      0000005801  JPY                   2,000,000,000      16,991,632   12-Jul-2002    12-Jul-2022

BOND/SELL JPY/IBRD/GDIF/0732JPYSTR01    0000005802  JPY                   1,300,000,000      11,091,203   15-Jul-2002    15-Jul-2032

BOND/SELL JPY/IBRD/GDIF/0732JPYSTR02    0000005805  JPY                   1,200,000,000      10,238,033   15-Jul-2002    15-Jul-2032

BOND/SELL JPY/IBRD/GDIF/0732JPYSTR07    0000005826  JPY                   1,900,000,000      16,239,316   16-Jul-2002    16-Jul-2032

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR01    0000005807  JPY                   1,000,000,000       8,545,913   22-Jul-2002    15-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0732JPYSTR03    0000005808  JPY                   1,000,000,000       8,545,913   22-Jul-2002    22-Jul-2032

BOND/SELL JPY/IBRD/GDIF/0732JPYSTR04    0000005809  JPY                   2,000,000,000      17,091,826   22-Jul-2002    22-Jul-2032

BOND/SELL JPY/IBRD/GDIF/0722JPYSTR01    0000005814  JPY                   1,000,000,000       8,545,913   22-Jul-2002    22-Jul-2022

BOND/SELL JPY/IBRD/GDIF/0732JPYSTR06    0000005815  JPY                   1,300,000,000      11,109,687   22-Jul-2002    22-Jul-2032

BOND/SELL JPY/IBRD/GDIF/0722JPYSTR02    0000005819  JPY                   1,300,000,000      11,109,687   22-Jul-2002    22-Jul-2022

BOND/SELL JPY/IBRD/GDIF/0732JPYSTR05    0000005812  JPY                   1,100,000,000       9,476,631   23-Jul-2002    23-Jul-2032

BOND/SELL JPY/IBRD/GDIF/0727JPYSTR01    0000005827  JPY                   1,100,000,000       9,476,631   23-Jul-2002    23-Jul-2027

BOND/SELL JPY/IBRD/GDIF/0727JPYSTR02    0000005834  JPY                   1,000,000,000       8,505,571   25-Jul-2002    26-Jul-2027

BOND/SELL JPY/IBRD/GDIF/0732JPYSTR08    0000005832  JPY                   3,000,000,000      25,576,538   30-Jul-2002    30-Jul-2032

BOND/SELL JPY/IBRD/GDIF/0722JPYSTR03    0000005833  JPY                   1,500,000,000      12,788,269   30-Jul-2002    30-Jul-2022


BOND/SELL JPY/IBRD/GDIF/0727JPYSTR03    0000005839  JPY                   1,000,000,000       8,525,513   30-Jul-2002    26-Jul-2027

BOND/SELL JPY/IBRD/GDIF/0732JPYSTR09    0000005841  JPY                   1,900,000,000      16,198,474   30-Jul-2002    30-Jul-2032

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR02    0000005852  JPY                   1,000,000,000       8,319,814   05-Aug-2002    22-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0822JPYSTR01    0000005854  JPY                   2,000,000,000      16,543,281   08-Aug-2002    08-Aug-2022

BOND/SELL JPY/IBRD/GDIF/0832JPYSTR      0000005849  JPY                   1,000,000,000       8,274,378   12-Aug-2002    13-Aug-2032

BOND/SELL JPY/IBRD/GDIF/0832JPYSTR01    0000005855  JPY                   1,600,000,000      13,239,005   12-Aug-2002    12-Aug-2032

BOND/SELL JPY/IBRD/GDIF/0328JPYSTR01    0000005860  JPY                   1,000,000,000       8,529,148   19-Aug-2002    23-Mar-2028

BOND/SELL JPY/IBRD/GDIF/0832JPYSTR05    0000005866  JPY                   2,000,000,000      17,058,297   19-Aug-2002    19-Aug-2032

BOND/SELL JPY/IBRD/GDIF/0814JPYSTR      0000005873  JPY                   2,000,000,000      17,022,001   20-Aug-2002    20-Aug-2014

BOND/SELL JPY/IBRD/GDIF/0832JPYSTR06    0000005877  JPY                   3,000,000,000      25,533,001   20-Aug-2002    20-Aug-2032

BOND/SELL JPY/IBRD/GDIF/0827JPYSTR01    0000005880  JPY                   1,200,000,000      10,213,201   20-Aug-2002    20-Aug-2027

BOND/SELL JPY/IBRD/GDIF/0827JPYSTR      0000005861  JPY                   1,000,000,000       8,403,361   22-Aug-2002    23-Aug-2027

BOND/SELL JPY/IBRD/GDIF/0832JPYSTR02    0000005863  JPY                   2,100,000,000      17,496,356   27-Aug-2002    27-Aug-2032

BOND/SELL JPY/IBRD/GDIF/0832JPYSTR03    0000005864  JPY                   2,000,000,000      16,663,197   27-Aug-2002    27-Aug-2032

BOND/SELL JPY/IBRD/GDIF/0832JPYSTR04    0000005865  JPY                   1,000,000,000       8,331,598   27-Aug-2002    27-Aug-2032

BOND/SELL JPY/IBRD/GDIF/0832JPYSTR07    0000005872  JPY                   5,000,000,000      41,657,991   27-Aug-2002    27-Aug-2032

BOND/SELL JPY/IBRD/GDIF/0832JPYSTR08    0000005884  JPY                   3,300,000,000      27,494,274   27-Aug-2002    27-Aug-2032

BOND/SELL JPY/IBRD/GDIF/0832JPYSTR09    0000005894  JPY                   5,000,000,000      41,657,991   27-Aug-2002    27-Aug-2032

BOND/SELL JPY/IBRD/GDIF/0932JPYSTR01    0000005898  JPY                   1,000,000,000       8,469,911   03-Sep-2002    03-Sep-2032

BOND/SELL JPY/IBRD/GDIF/0932JPYSTR02    0000005899  JPY                   1,000,000,000       8,469,911   03-Sep-2002    03-Sep-2032

BOND/SELL JPY/IBRD/GDIF/0922JPYSTR      0000005896  JPY                   1,500,000,000      12,786,089   05-Sep-2002    06-Sep-2022

BOND/SELL JPY/IBRD/GDIF/0932JPYSTR      0000005870  JPY                   5,000,000,000      42,479,079   09-Sep-2002    09-Sep-2032

BOND/SELL JPY/IBRD/GDIF/0932JPYSTR03    0000005904  JPY                   1,000,000,000       8,495,816   09-Sep-2002    09-Sep-2032

BOND/SELL JPY/IBRD/GDIF/0932JPYSTR05    0000005912  JPY                   1,100,000,000       9,289,756   10-Sep-2002    10-Sep-2032

BOND/SELL JPY/IBRD/GDIF/0932JPYSTR04    0000005905  JPY                   1,200,000,000       9,993,338   17-Sep-2002    17-Sep-2032


BOND/SELL JPY/IBRD/GDIF/0922JPYSTR01    0000005917  JPY                   1,900,000,000      15,822,785   17-Sep-2002    17-Sep-2022

BOND/SELL JPY/IBRD/GDIF/0932JPYSTR06    0000005923  JPY                   1,300,000,000      10,826,116   17-Sep-2002    17-Sep-2032

BOND/SELL JPY/IBRD/GDIF/0932JPYSTR07    0000005933  JPY                   1,000,000,000       8,109,314   24-Sep-2002    24-Sep-2032

BOND/SELL JPY/IBRD/GDIF/0932JPYSTR08    0000005934  JPY                   1,700,000,000      13,785,833   24-Sep-2002    24-Sep-2032

BOND/SELL JPY/IBRD/GDIF/0332JPYSTR72    0000005939  JPY                   1,000,000,000       8,109,314   24-Sep-2002    24-Mar-2032

BOND/SELL JPY/IBRD/GDIF/1032JPYSTR      0000005918  JPY                   1,400,000,000      11,365,481   25-Sep-2002    25-Oct-2032

BOND/SELL JPY/IBRD/GDIF/0917JPYSTR      0000005935  JPY                   1,000,000,000       8,118,201   25-Sep-2002    25-Sep-2017

BOND/SELL JPY/IBRD/GDIF/0330JPYSTR      0000005947  JPY                   3,000,000,000      24,365,482   26-Sep-2002    25-Mar-2030

BOND/SELL JPY/IBRD/GDIF/0932JPYSTR09    0000005944  JPY                   2,500,000,000      20,347,536   27-Sep-2002    27-Sep-2032

BOND/SELL JPY/IBRD/GDIF/0917JPYSTR01    0000005951  JPY                   1,000,000,000       8,139,014   27-Sep-2002    27-Sep-2017

                                                                                          -------------
TOTAL BY CURRENCY                                                                           759,777,655
                                                                                          -------------

UNITED STATES DOLLAR

BOND/SELL USD/IBRD/GDIF/0706USDSTR      0000005795  USD                      33,000,000      33,000,000   05-Jul-2002    05-Jul-2006

BOND/SELL USD/IBRD/GDIF/0708USDSTR      0000005806  USD                      20,000,000      20,000,000   08-Jul-2002    08-Jul-2008

BOND/SELL USD/IBRD/GDIF/0706USDSTR01    0000005817  USD                      25,000,000      25,000,000   25-Jul-2002    25-Jul-2006

BOND/SELL USD/IBRD/GDIF/0705USD03.04    0000005823  USD                      20,000,000      20,000,000   25-Jul-2002    22-Jul-2005

BOND/SELL USD/IBRD/GDIF/0705USDSTR      0000005831  USD                     100,000,000     100,000,000   25-Jul-2002    25-Jul-2005

BOND/SELL USD/IBRD/GDIF/0705USD03.00    0000005836  USD                      10,000,000      10,000,000   25-Jul-2002    25-Jul-2005

BOND/SELL USD/IBRD/GDIF/0706USD03.47    0000005837  USD                      85,000,000      85,000,000   25-Jul-2002    25-Jul-2006

BOND/SELL USD/IBRD/GDIF/0712USDSTR      0000005844  USD                      20,000,000      20,000,000   25-Jul-2002    25-Jul-2012

BOND/SELL USD/IBRD/GDIF/0712USDSTR01    0000005845  USD                      10,000,000      10,000,000   25-Jul-2002    25-Jul-2012

BOND/SELL USD/IBRD/GDIF/0705USD03.01    0000005822  USD                      15,000,000      15,000,000   29-Jul-2002    29-Jul-2005

BOND/SELL USD/IBRD/GDIF/0710USDSTR      0000005825  USD                      25,000,000      25,000,000   29-Jul-2002    29-Jul-2010

BOND/SELL USD/IBRD/GDIF/0706USD03.40    0000005835  USD                      10,000,000      10,000,000   30-Jul-2002    27-Jul-2006


BOND/SELL USD/IBRD/GDIF/0706USDSTR02    0000005842  USD                      15,000,000      15,000,000   31-Jul-2002    31-Jul-2006

BOND/SELL USD/IBRD/GDIF/0812USDSTR      0000005843  USD                      10,000,000      10,000,000   01-Aug-2002    01-Aug-2012

BOND/SELL USD/IBRD/GDIF/0807USDSTR02    0000005853  USD                      50,000,000      50,000,000   06-Aug-2002    06-Aug-2007

BOND/SELL USD/IBRD/GDIF/0812USDSTR02    0000005859  USD                      35,000,000      35,000,000   07-Aug-2002    07-Aug-2012

BOND/SELL USD/IBRD/GDIF/0812USDSTR01    0000005846  USD                      20,000,000      20,000,000   08-Aug-2002    08-Aug-2012

BOND/SELL USD/IBRD/GDIF/0809USD04.12    0000005881  USD                   1,000,000,000   1,000,000,000   12-Aug-2002    12-Aug-2009

BOND/SELL USD/IBRD/GDIF/0807USDSTR1     0000005848  USD                      15,000,000      15,000,000   13-Aug-2002    13-Aug-2007

BOND/SELL USD/IBRD/GDIF/0807USDSTR03    0000005882  USD                      45,000,000      45,000,000   20-Aug-2002    20-Aug-2007

BOND/SELL USD/IBRD/GDIF/0812USDSTR03    0000005871  USD                      10,000,000      10,000,000   27-Aug-2002    27-Aug-2012

BOND/SELL USD/IBRD/GDIF/0207USD03.26    0000005875  USD                      60,000,000      60,000,000   27-Aug-2002    27-Feb-2007

BOND/SELL USD/IBRD/GDIF/0909USDSTR      0000005895  USD                     150,000,000     150,000,000   04-Sep-2002    04-Sep-2009

BOND/SELL USD/IBRD/GDIF/0909USDSTR      0000005897  USD                      50,000,000      50,000,000   04-Sep-2002    04-Sep-2009

BOND/SELL USD/IBRD/GDIF/0907USD03.00    0000005924  USD                      10,000,000      10,000,000   18-Sep-2002    18-Sep-2007

BOND/SELL USD/IBRD/GDIF/0906USD02.65    0000005945  USD                     105,000,000     105,000,000   18-Sep-2002    18-Sep-2006

BOND/SELL USD/IBRD/GDIF/0905USD02.06    0000005930  USD                      20,000,000      20,000,000   19-Sep-2002    15-Sep-2005

BOND/SELL USD/IBRD/GDIF/0908USDSTR      0000005913  USD                      90,000,000      90,000,000   23-Sep-2002    23-Sep-2008

BOND/SELL USD/IBRD/GDIF/0912USDSTR      0000005936  USD                      30,000,000      30,000,000   25-Sep-2002    25-Sep-2012

BOND/SELL USD/IBRD/GDIF/0912USD00.50    0000005938  USD                      80,000,000      80,000,000   26-Sep-2002    26-Sep-2012

                                                                                          -------------
TOTAL BY CURRENCY                                                                         2,168,000,000
                                                                                          -------------

SOUTH AFRICAN RAND

BOND/SELL ZAR/IBRD/GDIF/0304ZAR12.00    0000005942  ZAR                     150,000,000      13,992,603   26-Sep-2002    26-Mar-2004

                                                                                          -------------
TOTAL BY CURRENCY                                                                            13,992,603
                                                                                          -------------

                                                                                          -------------
TOTAL                                                                                     4,476,642,883
                                                                                          -------------

MATURING BORROWINGS


MTBOC


CANADIAN DOLLAR

BOND/SELL CAD/IBRD/GMTN/0902CAD06.50    0000000057  CAD    CAD0548GMT01     100,000,000      63,524,330   20-Sep-1996    20-Sep-2002

                                                                                          -------------
TOTAL BY CURRENCY                                                                            63,524,330
                                                                                          -------------

EURO CURRENCY

BOND/SELL EUR/IBRD/MTN/0802ITL11.95E    0000000301  EUR    ITL1022MTN01      25,822,845      25,152,742   14-Aug-1992    14-Aug-2002

BOND/SELL EUR/IBRD/MTN/0902ITL11.00E    0000000302  EUR    ITL1028MTN01      25,822,845      25,452,287   03-Sep-1992    03-Sep-2002

BOND/SELL EUR/IBRD/MLT/0902DEM06.13E    0000000128  EUR    DEM0286MLT01   1,533,875,644   1,500,743,930   27-Sep-1995    27-Sep-2002

BOND/SELL EUR/IBRD/MLT/0802ESP05.00E    0000000152  EUR    ESP0019MLT01      96,161,937      93,926,172   18-Aug-1997    19-Aug-2002

BOND/SELL EUR/IBRD/GMTN/0902GRD11.38E   0000000191  EUR    GRD0612GMT01      44,020,543      43,895,084   09-Sep-1997    09-Sep-2002

                                                                                          -------------
TOTAL BY CURRENCY                                                                         1,689,170,216
                                                                                          -------------

POUND STERLING

BOND/SELL GBP/IBRD/GMTN/0902GBP04.25    0000000176  GBP    GBP0615GMT01     150,000,000     235,140,000   10-Sep-1997    10-Sep-2002

                                                                                          -------------
TOTAL BY CURRENCY                                                                           235,140,000
                                                                                          -------------

HONG KONG DOLLAR

BOND/SELL HKD/IBRD/GDIF/0702HKD07.25    0000003821  HKD                     300,000,000      38,462,278   02-Jul-1999    02-Jul-2002

BOND/SELL HKD/IBRD/GDIF/0902HKD07.45    0000003930  HKD    HKD0805GDI01     250,000,000      32,052,309   03-Sep-1999    03-Sep-2002

BOND/SELL HKD/IBRD/GDIF/0902HKD07.75    0000003933  HKD                   1,000,000,000     128,207,594   13-Sep-1999    13-Sep-2002

                                                                                          -------------
TOTAL BY CURRENCY                                                                           198,722,181
                                                                                          -------------

HUNGARIAN FORINTS

BOND/SELL HUF/IBRD/ST/0702HUF09.25      0000005180  HUF                  10,000,000,000      39,931,320   05-Jul-2001    05-Jul-2002

                                                                                          -------------
TOTAL BY CURRENCY                                                                            39,931,320
                                                                                          -------------


SLOVAK KORUNA

BOND/SELL SKK/IBRD/GDIF/0902SKK15.00    0000003946  SKK                   1,000,000,000      22,743,814   24-Sep-1999    24-Sep-2002

                                                                                          -------------
TOTAL BY CURRENCY                                                                            22,743,814
                                                                                          -------------

UNITED STATES DOLLAR

BOND/SELL USD/IBRD/COLTS/0902USD05.30   0000000543  USD    USD0282COL01      11,450,000      11,450,000   06-Apr-1988    16-Sep-2002

BOND/SELL USD/IBRD/COLTS/0902USD08.50   0000000718  USD    USD1211COL01         100,000         100,000   27-Jul-1989    16-Sep-2002

BOND/SELL USD/IBRD/COLTS/0902USD08.60   0000000729  USD    USD1266COL01         300,000         300,000   18-Aug-1989    16-Sep-2002

BOND/SELL USD/IBRD/MLT/0802USDFLT       0000000532  USD    USD0251MLT01     400,000,000     400,000,000   27-Aug-1992    27-Aug-2002

BOND/SELL USD/IBRD/MTN/0902USDSTR       0000000680  USD    USD1026MTN01      25,000,000      25,000,000   03-Sep-1992    03-Sep-2002

BOND/SELL USD/IBRD/GDIF/0802USD05.97    0000003899  USD    USD0803GDI01      40,000,000      40,000,000   12-Aug-1999    12-Aug-2002

BOND/SELL USD/IBRD/GDIF/0802USD05.80    0000003909  USD    USD0804GDI01      17,500,000      17,500,000   26-Aug-1999    27-Aug-2002

BOND/SELL USD/IBRD/GDIF/0902USD06.25    0000003987  USD                   1,000,000,000   1,000,000,000   16-Sep-1999    16-Sep-2002

BOND/SELL USD/IBRD/GDIF/0902USD05.65    0000003998  USD    USD0811GDI01      28,000,000      28,000,000   23-Sep-1999    24-Sep-2002

                                                                                          -------------
TOTAL BY CURRENCY                                                                         1,522,350,000
                                                                                          -------------

SOUTH AFRICAN RAND

BOND/SELL ZAR/IBRD/GMTN/0902ZAR15.75    0000000878  ZAR    ZAR0610GMT01     150,000,000      14,181,045   04-Sep-1997    04-Sep-2002

BOND/SELL ZAR/IBRD/GMTN/0902ZAR15.75    0000000879  ZAR    ZAR0610GMT02     150,000,000      14,181,045   23-Oct-1997    04-Sep-2002

BOND/SELL ZAR/IBRD/GDIF/0702ZAR15.00/1  0000001051  ZAR    ZAR0720GDI01     200,000,000      19,603,134   30-Jul-1998    30-Jul-2002

                                                                                          -------------
TOTAL BY CURRENCY                                                                            47,965,224
                                                                                          -------------

                                                                                          -------------
TOTAL                                                                                     3,827,513,151
                                                                                          -------------

MTBOZ


EURO CURRENCY


BOND/SELL EUR/IBRD/GMTN/0802ITLSTRE     0000000251  EUR    ITL0039GMT01      51,645,690      50,119,560   28-Aug-1997    28-Aug-2002

                                                                                          -------------
TOTAL BY CURRENCY                                                                            50,119,560
                                                                                          -------------

UNITED STATES DOLLAR

BOND/SELL USD/IBRD/MLT/0802USD00.00     0000000474  USD    USD0189MLT18      18,000,000      18,000,000   06-Mar-1985    15-Aug-2002

                                                                                          -------------
TOTAL BY CURRENCY                                                                            18,000,000
                                                                                          -------------

                                                                                          -------------
TOTAL                                                                                        68,119,560
                                                                                          -------------

EARLY RETIREMENT

MTBOC


EURO CURRENCY

BOND/BUY EUR/IBRD/GDIF/0814ITLSTRE      0000005868  EUR                      11,451,399      11,092,398   09-Aug-2002    28-Aug-2014

BOND/BUY EUR/IBRD/GDIF/0608ITLSTR1E     0000005879  EUR    BUYBACK            7,176,169       6,943,302   12-Aug-2002    04-Jun-2008

BOND/BUY EUR/IBRD/GDIF/0408EUR04.30     0000005940  EUR    BUYBACK           21,000,000      20,588,400   23-Sep-2002    23-Apr-2008

                                                                                          -------------
TOTAL BY CURRENCY                                                                            38,624,100
                                                                                          -------------

JAPANESE YEN

BOND/BUY JPY/IBRD/GDIF/0719JPYSTR       0000005788  JPY                   1,000,000,000       8,324,315   08-Jul-2002    08-Jul-2019

BOND/BUY JPY/IBRD/GDIF/0731JPYSTR04     0000005799  JPY                   1,200,000,000      10,256,410   16-Jul-2002    16-Jul-2031

BOND/BUY JPY/IBRD/GDIF/0721JPYSTR02     0000005803  JPY                   1,000,000,000       8,547,009   16-Jul-2002    16-Jul-2021

BOND/BUY JPY/IBRD/GDIF/0716JPYSTR04     0000005816  JPY                   1,500,000,000      12,810,658   26-Jul-2002    26-Jul-2016

BOND/BUY JPY/IBRD/GDIF/0721JPYSTR03     0000005810  JPY                   1,000,000,000       8,576,329   29-Jul-2002    27-Jul-2021

BOND/BUY JPY/IBRD/GDIF/0714JPYSTR       0000005820  JPY                   3,000,000,000      25,728,986   29-Jul-2002    29-Jul-2014

BOND/BUY JPY/IBRD/GDIF/0831JPYSTR06     0000005830  JPY                   2,000,000,000      16,818,736   07-Aug-2002    07-Aug-2031

BOND/BUY JPY/IBRD/GDIF/0720JPYSTR02     0000005883  JPY                   5,000,000,000      42,555,002   20-Aug-2002    03-Jul-2020

BOND/BUY JPY/IBRD/GDIF/0825JPYSTR       0000005889  JPY                   2,000,000,000      16,852,749   21-Aug-2002    21-Aug-2025


BOND/BUY JPY/IBRD/MLT/0820JPYSTR06      0000005878  JPY                   1,300,000,000      10,831,078   27-Aug-2002    27-Aug-2020

BOND/BUY JPY/IBRD/MLT/0831JPYSTR07      0000005909  JPY                  30,000,000,000     249,947,948   27-Aug-2002    27-Aug-2031

BOND/BUY JPY/IBRD/GDIF/0826JPYSTR01     0000005867  JPY                   1,000,000,000       8,351,428   28-Aug-2002    28-Aug-2026

BOND/BUY JPY/IBRD/GDIF/0831JPYSTR08     0000005876  JPY                   1,000,000,000       8,450,585   29-Aug-2002    29-Aug-2031

BOND/BUY JPY/IBRD/MLT/0920JPYSTR        0000005828  JPY                  20,000,000,000     168,983,144   30-Aug-2002    31-Aug-2020

BOND/BUY JPY/IBRD/GDIF/0821JPYSTR05     0000005874  JPY                   1,000,000,000       8,449,157   30-Aug-2002    27-Aug-2021

BOND/BUY JPY/IBRD/GDIF/0916JPYSTR       0000005887  JPY                   1,000,000,000       8,481,405   06-Sep-2002    06-Sep-2016

BOND/BUY JPY/IBRD/GDIF/0921JPYSTR       0000005910  JPY                   1,000,000,000       8,445,233   10-Sep-2002    10-Sep-2021

BOND/BUY JPY/IBRD/GDIF/1030JPYSTR       0000005916  JPY                   1,000,000,000       8,411,136   11-Sep-2002    11-Oct-2030

BOND/BUY JPY/IBRD/GDIF/0921JPYSTR01     0000005903  JPY                   5,000,000,000      41,140,412   20-Sep-2002    20-Sep-2021

BOND/BUY JPY/IBRD/GDIF/0325JPYSTR       0000005906  JPY                   2,000,000,000      16,456,165   20-Sep-2002    20-Mar-2025

BOND/BUY JPY/IBRD/GDIF/0931JPYSTR12     0000005914  JPY                   1,000,000,000       8,109,314   24-Sep-2002    24-Sep-2031

BOND/BUY JPY/IBRD/MLT/0920JPYSTR05      0000005922  JPY                   2,000,000,000      16,218,627   24-Sep-2002    24-Sep-2020

BOND/BUY JPY/IBRD/GDIF/0926JPYSTR01     0000005908  JPY                   1,000,000,000       8,118,201   25-Sep-2002    25-Sep-2026

BOND/BUY JPY/IBRD/GDIF/0325JPYSTR01     0000005911  JPY                   1,500,000,000      12,177,302   25-Sep-2002    25-Mar-2025

BOND/BUY JPY/IBRD/GDIF/0920JPYSTR06     0000005928  JPY                   1,000,000,000       8,118,201   25-Sep-2002    25-Sep-2020

BOND/BUY JPY/IBRD/GDIF/0521JPYSTR       0000005941  JPY                   1,000,000,000       8,118,201   25-Sep-2002    24-May-2021

BOND/BUY JPY/IBRD/GDIF/0921JPYSTR02     0000005915  JPY                   2,000,000,000      16,278,029   27-Sep-2002    27-Sep-2021

                                                                                          -------------
TOTAL BY CURRENCY                                                                           765,555,760
                                                                                          -------------

UNITED STATES DOLLAR

BOND/BUY USD/IBRD/GDIF/0703USDSTR       0000005804  USD                     100,000,000     100,000,000   16-Jul-2002    16-Jul-2003

BOND/BUY USD/IBRD/GDIF/0704USDSTR01     0000005811  USD                     100,000,000     100,000,000   23-Jul-2002    23-Jul-2004

BOND/BUY USD/IBRD/GDIF/0704USDSTR       0000005821  USD                      10,000,000      10,000,000   23-Jul-2002    23-Jul-2004

BOND/BUY USD/IBRD/GDIF/0110USDSTR01     0000005847  USD                      10,000,000      10,000,000   29-Jul-2002    28-Jan-2010


BOND/BUY USD/IBRD/GDIF/0210USDSTR       0000005857  USD                      10,000,000      10,000,000   05-Aug-2002    04-Feb-2010

                                                                                          -------------
TOTAL BY CURRENCY                                                                           230,000,000
                                                                                          -------------

                                                                                          -------------
TOTAL                                                                                     1,034,179,860
                                                                                          -------------